

November 12, 2010

Via U.S. Mail and Fax (816-854-8500)
Mr. Alan M. Bennett
Chief Executive Officer
H&R Block, Inc.
One H&R Block Way
Kansas City, MO 64105

      RE: H&R Block, Inc
              Form 10-K for the fiscal year ended April 30, 2010
              Filed June 29, 2010

              Form 10-Q for the quarter ended July 31, 2010
              File No. 1-6089

Dear Mr. Bennett:

We have reviewed your response letter dated October 26, 2010 and have the following comments. As noted in our letter dated October 12, 2010, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended April 30, 2010

Note 18: Litigation and Related Contingencies, page 62

1. We note your response to prior comment five to our letter dated October 12, 2010. It appears your threshold for disclosure pursuant to par. 3-5 of ASC 450-20-50 is whether you can estimate "with certainty" what the eventual outcome of the repurchase requests will be. We do not believe that this criteria is consistent with the guidance in ASC 450.

Furthermore, given that you ceased originating mortgage loans in December 2007, it would appear that you would be able to provide an estimate of the additional loss or range of loss that could be reasonably possible. Please either revise to provide a range of loss, or provide explicit disclosure as to why you are unable to estimate the loss or range of possible losses, even in light of the fact that you exited this business in December 2007 and thus any exposure would appear to be capped.

2. We note your response to prior comment 4d to our letter dated October 12, 2010 where your provide additional information about the types of repurchase requests you are receiving, as well as related trends. Please respond to the following:

   a. In future filings, please disclose the amount of unresolved claims by claimant and amount of unpaid principal balance.
   b. Your response indicates that you rejected claims of approximately $405 million where the evidence did not establish that a repurchase obligation existed. Please tell us whether the counterparty accepted the rejected claim, or whether they have, or could, continue to pursue the matter. Additionally, tell us whether these claim rejections were concentrated with any one type of claimant.

3. We note your disclosure beginning on page 62 regarding the various litigation matters to which the Company is exposed. We also note that in the majority of these situations, you have not disclosed either:

   • the possible loss or range of loss; or
   • a statement that an estimate of the loss cannot be made

   ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures in future filings to include all of the disclosures required by paragraphs 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

Please file all correspondence over EDGAR. You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director